Exhibit 99.1

Codere Online Reports Third Quarter 2026 Results

Revenue of €62.6 million (+31%), Adj. EBITDA of €4.2 million (+45%), and

Gaming Win of €67.1 million (+30%) in the quarter

•	Total revenue was €62.6 mm in Q3 2026 (+31%): Spain €24.8 mm (+13%) and Mexico €32.9 mm (+37%).

•	Adj. EBITDA reached €4.2 mm in Q3 2026, 45% (€1.3 mm) above Q3 2025.

•	Net income was €11.1 mm in 9M 2026, versus a net loss of €1.7 mm in 9M 2025.

•	Gaming Win[1] was €67.1 mm in Q3 2026 (+30%): Spain €24.8 mm (+13%) and Mexico €37.2 mm (+39%).

•	Total cash position of €65.6 mm and no financial debt as of September 30, 2026.

•	Reiterating FY 2026 outlook of €255-265 mm of Gaming Win and €20-25 mm of Adj. EBITDA[2].

Madrid, Spain and Tel Aviv, Israel, November 12, 2026 – (GLOBE NEWSWIRE) Codere Online Luxembourg, S.A. (Nasdaq: CDRO / CDROW, the “Company” or “Codere Online”), a leading online gaming operator in Spain and Latin America, has released its preliminary unaudited3 financial results for the quarter ended September 30, 2026. Below are the main financial and operating metrics of the period.

	Quarter ended September 30			Nine months ended September 30
	2025	2026	Chg. %	2025	2026	Chg. %
Revenue (EUR mm)
Spain	22.0	24.8	13%	66.1	77.9	18%
Mexico	24.0	32.9	37%	77.8	95.1	22%
Other	1.6	4.9	n.m.	9.4	14.3	52%
Total	47.7	62.6	31%	153.3	187.3	22%
Avg. Monthly Active Players (000s)
Spain	50.2	52.8	5%	50.4	55.4	10%
Mexico	88.3	85.6	(3%)	85.3	90.7	6%
Other	20.7	28.4	37%	22.6	28.4	26%
Total	159.2	166.8	5%	158.3	174.4	10%
Gaming Win (EUR mm)
Spain	22.0	24.8	13%	66.1	77.9	18%
Mexico	26.8	37.2	39%	86.3	107.8	25%
Other	2.8	5.2	86%	11.0	15.3	39%
Total	51.6	67.1	30%	163.4	201.0	23%

_____________________________

1 Gaming Win is a key operating metric that measures the cash amount we retain from customers' wagering activity, as compiled by our gaming platforms. It replaces the measure previously presented as "Net Gaming Revenue"; historical amounts are unchanged. See "Key Operating Metrics" below.

2 Adjusted EBITDA is a non-IFRS measure; please see reconciliation of Net Income to Adjusted EBITDA to at the end of the report. The Adjusted EBITDA outlook is a forward-looking non-IFRS measure; please see important disclaimers at the end of the report.

3 See “Preliminary Information” below.

1

Aviv Sher, Chief Executive Officer of Codere Online, commented, “Q3 was another quarter of strong growth, with Gaming Win up 30% year-on-year, driven mainly by Mexico, up 39%, and continued growth in Spain. During the quarter we also became Official Betting Partner of the NFL in Mexico, which further strengthens our positioning in one of our most important markets.”

Marcus Arildsson, CFO of Codere Online, commented, “We delivered €62.6 million of revenue and Adjusted EBITDA of €4.2 million in the quarter, as well as €67.1 million of Gaming Win, while continuing to invest behind growth. We closed September with approximately €66 million of total cash and no financial debt.”

Mr. Arildsson further added, "Following a strong third quarter, we remain confident about meeting our full year 2026 outlook of €255 – 265 million of Gaming Win and €20 – 25 million of Adjusted EBITDA. Our third quarter benefited from the final stages of the World Cup in July and from favorable exchange rates, and against a strong fourth quarter last year, we expect growth in the coming months to be more in line with our underlying trends.”

Recent Events

Official Betting Partner of the NFL in Mexico

•	On September 10, 2026, Codere Online announced a multi-year agreement to become Official Betting Partner of the NFL in Mexico, strengthening its premium brand positioning in one of its largest and most strategically important markets.

•	The agreement includes sponsorship of the 2026 NFL Mexico City Game, to be held in Mexico City on November 22, 2026, and of Super Bowl LXI, to be held in Los Angeles in February 2027.

•	It also provides a year-round platform for customer engagement, including hospitality programs, VIP experiences, activations across multiple cities in Mexico and official NFL merchandise opportunities.

Transition from Net Gaming Revenue to Gaming Win

•	Beginning this quarter, Codere Online reports Gaming Win as a key operating metric in place of the measure previously presented as “Net Gaming Revenue”. Gaming Win is a key operating metric that measures the cash amount we retain from our customers’ wagering activity: amounts staked by customers on settled sports betting and casino wagers, less prizes and promotional credits paid to customers, before gaming taxes, value added taxes, other levies and all other costs and adjustments, as compiled by our gaming platforms and translated into euros at average monthly exchange rates (as applicable).

•	Historical amounts previously reported as “Net Gaming Revenue” are unchanged and Codere Online’s FY 2026 outlook is reiterated on the same basis by reference to Gaming Win.

•	Gaming Win is not a measure of Revenue and should not be considered an alternative to Revenue or any other financial measure determined in accordance with IFRS.

2

Conference Call Information

Codere Online’s management will host a conference call to discuss the results and provide a business update at 8:30 am US Eastern Time today, November 12, 2026. Access links to the audio webcast and presentation will be accessible on Codere Online’s website at www.codereonline.com. A recording of the webcast will also be available following the conference call.

Reconciliation of Net Income (IFRS) to Adj. EBITDA (non-IFRS)4

	Quarter ended September 30			Nine months ended September 30
Figures in EUR mm	2025	2026	Chg.	2025	2026	Chg.

Net Income (Loss)	1.4	5.5	4.2	(1.7)	11.1	12.8
(+/-) Provision for Corporate Income Tax	0.6	0.8	0.2	1.8	2.1	0.3
(+/-) Interest Expense / (Income)	1.4	(0.3)	(1.7)	4.4	(2.9)	(7.4)
(+/-) Var. In Fair Value of Public Warrants	(0.4)	(3.4)	(3.0)	1.5	(2.3)	(3.8)
(+) D&A	0.2	0.2	0.0	0.5	0.5	0.1
EBITDA	3.2	2.9	(0.3)	6.5	8.5	2.0
(+) Employee LTIP Expense	(0.2)	1.4	1.5	(0.5)	7.6	8.1
(+/-) Other Adjustments	(0.1)	0.0	0.1	(0.0)	0.0	0.0
Adj. EBITDA (Pre Non-Recurring Items)	2.9	4.2	1.3	6.0	16.1	10.1
(+) Non-Recurring Items	0.0	0.0	0.0	1.1	0.0	(1.1)
Adj. EBITDA	2.9	4.2	1.3	7.1	16.1	9.0

 ______________________________

4 Interest includes realized foreign exchange results and the monetary impact of IAS 29 in Argentina. Other adjustments mainly reverse the impact of IAS 29 on operating results in Argentina and, from 2026, include shares withheld for taxes under the employee long-term incentive plan. Non-recurring items in 9M 2025 relate to excess audit-related fees. For further detail, see page 21 of our Q3 2026 Earnings Presentation, furnished on Form 6-K on November 12, 2026.

3

About Codere Online

Codere Online refers, collectively, to Codere Online Luxembourg, S.A. and its subsidiaries. Codere Online, launched in 2014 as part of the renowned casino operator Codere Group, offers online sports betting and online casino through its state-of-the art website and mobile applications. Codere Online currently operates in its core markets of Spain, Mexico, Colombia, Panama and Argentina; this online business is complemented by Codere Group’s physical presence in Spain and throughout Latin America, forming the foundation of the leading omnichannel gaming and casino presence.

About Codere Group

Codere Group is a multinational group dedicated to entertainment and leisure. It is a leading player in the private gaming industry, with four decades of experience and with presence in seven countries in Europe (Spain and Italy) and Latin America (Argentina, Colombia, Mexico, Panama, and Uruguay).

Note on Rounding

Due to rounding, numbers presented in this document may not add up precisely to the totals provided, and percentages may not precisely reflect the absolute figures.

Forward-Looking Statements

This document contains "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding the expectations, beliefs, intentions or strategies of Codere Online Luxembourg, S.A. and its subsidiaries (collectively, "Codere Online") regarding the future. Words such as "anticipate," "believe," "continue," "estimate," "expect," "intend," "may," "plan," "project," "should," "would" and similar expressions may identify forward-looking statements, but are not the only means of doing so. Forward-looking statements in this document include, among others, statements regarding Codere Online's outlook, expected growth, financial performance, strategy and operations.

These statements are based on current expectations, forecasts and assumptions as of the date of this document and involve risks and uncertainties that could cause actual results to differ materially. These include, among others: (i) changes in laws, regulations and taxes applicable to online gaming; (ii) volatility in sports betting results and in the outcome of sporting events; (iii) fluctuations in exchange rates, particularly of Latin American currencies against the euro; (iv) competition and changes in the gaming industry; (v) Codere Online's ability to execute its business plans and manage its growth; (vi) its reliance on third-party providers, including the Codere Group; (vii) its ability to obtain and maintain gaming licenses; (viii) data protection and cybersecurity risks; and (ix) political, economic and geopolitical conditions in the markets in which it operates. Additional risks are described in Codere Online's filings with the U.S. Securities and Exchange Commission (the "SEC"), including its most recent Annual Report on Form 20-F. Codere Online's outlook has not been audited or reviewed by its independent auditors and should not be regarded as a representation that the results will be achieved. Codere Online undertakes no obligation to update any forward-looking statement, except as required by applicable law. All forward-looking statements attributable to Codere Online are expressly qualified in their entirety by these cautionary statements.

Key Operating Metrics

This document includes certain key operating metrics, such as Gaming Win and average monthly active players, which management uses to manage and assess the performance of the business. Gaming Win measures the cash amount we retain from our customers’ wagering activity: amounts staked by customers on settled sports betting and casino wagers, less prizes and promotional credits paid to customers, before gaming taxes, value added taxes, other levies and all other costs and adjustments, as compiled by our gaming platforms and translated into euros at average monthly exchange rates (as applicable). We use Gaming Win for budgeting and planning, monthly management and Board reporting, and assessing performance by market and product. Codere Online believes it is useful to investors because the taxes applicable to online gaming differ among our markets, and Gaming Win allows activity to be compared on a consistent basis. Gaming Win replaces the measure previously presented as "Net Gaming Revenue", and historical amounts are unchanged. Gaming Win is not a measure of revenue and should not be considered an alternative to revenue or any other IFRS measure. These metrics may not be comparable to similarly titled measures used by other companies.

Financial Information and Non-IFRS Financial Measures

Codere Online’s financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). This document includes certain financial measures not presented in accordance with IFRS, such as Adjusted EBITDA. Codere Online believes these measures are useful to investors in evaluating its operating results and trends, but they are subject to limitations, may exclude items that are significant to understanding its financial results, and may not be comparable to similarly titled measures used by other companies. They should not be considered in isolation or as an alternative to revenue, net income, cash flows from operations or any other measure determined in accordance with IFRS. Reconciliations to the most directly comparable IFRS measures are included in this document. Codere Online does not provide a reconciliation of forward-looking Adjusted EBITDA to net income because it cannot predict, without unreasonable effort, certain items that would be required, such as finance results, foreign exchange effects and income taxes, which could be material.

4

Preliminary Information

The financial information and other data in this document are preliminary, unaudited and subject to change, and no independent registered public accounting firm has audited, reviewed or expressed any form of assurance on them. Adjustments, which may be material, may be identified as this information is finalized. This information is not a substitute for full financial statements prepared in accordance with IFRS, may differ from actual results and is not necessarily indicative of results for any future period.

Trademarks

This document contains trademarks and trade names of Codere Online and of other companies, including the National Football League, which are the property of their respective owners.

Contacts:

Investors and Media

Guillermo Lancha

Director, Investor Relations and Communications

Guillermo.Lancha@codereonline.com

(+34) 628.928.152

5